FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A publicly held corporation with authorized capital

CNPJ (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

NOTICE OF ANNUAL AND EXTRAORDINARY MEETING

The shareholders of Companhia Brasileira de Distribuição (the "Company") are hereby called to meet at the Annual and Extraordinary General Meeting (the "Meeting"), to be held exclusively through digital means on April 28, 2025, at 11:00 a.m., in order to resolve on the following matters contained in the Agenda.

At the Annual General Meeting:

I.	Review of the management accounts and examination, discussion, and voting of the Company's Financial Statements, accompanied by the Management Report and the opinions issued by the Independent Auditors and the Audit Committee for the fiscal year ended on December 31, 2024;

II.	Determine the Company's Management members' total annual compensation.

At the Extraordinary General Meeting:

I.	Ratification of the appointment and retention of the specialized company responsible for preparing the appraisal report, at book value, of the shareholders' equity of GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA Malls”);

II.	Approval of the appraisal report of GPA Malls' shareholders' equity;

III.	Approval of the purchase of GPA Malls and its merger into the Company, under the terms of the Merger Protocol with Justification entered into by both managements of the corresponding companies; and

IV.	Amendment of article 4 to the Company's Bylaws and their restatement.

General Information

Shareholders may access all documentation pertaining to the meeting's agenda at the Company's headquarters (www.gpari.com.br), at the Brazilian Securities and Exchange Commission (“CVM”) (www.gov.br/cvm) and the Brasil, Bolsa, Balcão (www.b3.com.br); this includes the Management's Proposal and the Participation Guide for this Meeting (“Management's Proposal”).

The shareholder may take part in the Meeting by means of an electronic system or via distance voting ballots, under the terms described below and according to the detailed instructions contained in the Management Proposal and in the distance voting ballots themselves (in the case of participation via a ballot):

1. Attendance at the meeting via the electronic system:

The Meeting will take place via digital means only, using the digital platform called "Ten Meetings". This platform will grant access to the meeting, as well as monitor and manage the voting process on each "Agenda" topic of this Meeting (the "Digital Platform"). As a result, each Shareholder who wishes to attend and exercise their voting rights at the Meeting must comply with the procedures outlined in the Management's Proposal based on their type of participant.

In compliance with article 5, paragraph 4 of CVM Resolution 81 of March 29, 2022 ("Resolution CVM 81"), the Company clarifies that it chose to hold the Meeting exclusively via digital means in order to facilitate the participation of shareholders, regardless of their geographic location, ensuring greater convenience and accessibility. The objective of this modality is to optimize work processes, improve the efficiency of deliberations, and reduce operational costs, most notably those related to travel and the convening of face-to-face meetings.

Shareholders wishing to take part in meetings via the electronic system must access, no later than April 26, 2025, the following link https://assembleia.ten.com.br/611119276, and register on the Digital Platform, filling in all the requested information and providing all the documents detailed below in this Meeting Notice and in the Management's Proposal. Pursuant to article 6, paragraph 3 of CVM Resolution 81, a shareholder who has not properly completed his/her registration by April 26, 2025 will not be allowed to take part in the Meeting.

The following documents must be provided by the shareholders through the electronic address stated hereinabove:

(a)	For individuals: shareholder's identification document with photo;

(b)	For companies and organizations: (i) the most recent restated bylaws or articles of association, in addition to the corporate documents that prove that such shareholder is duly represented pursuant to the law; and (ii) identification document with photo of such organizations' legal representative;

(c)	For investment funds: (i) the most recent restated charter of such fund; (ii) the bylaws or articles of association of its manager or administrator, as the case may be, subject to the voting policy of the fund (or the corresponding class) and corporate documents proving the powers/authority of representation; and (iii) identification document with photo of the fund's legal representative; and

(d)	if any of the shareholders referred to in sections (a) through (c) above will be represented by their Representative, in addition to the respective documents stated above, they must also provide the (i) power of attorney with specific powers for their representation at the Meeting; (ii) identification documents of the Representative to be present at the Meeting, as well as, in the case of an organization or investment fund, copies of the identification document and the minutes that elected the legal representative(s) who signed the power of attorney where the powers of representation are stated. For this Meeting, the Company will accept powers of attorney granted by shareholders through electronic means, preferably signed using the ICP-Brazil certification or through the "Gov.br" platform.

2. Attendance at the General Meeting by means of a distance voting ballot:

As detailed in the Management's Proposal, Shareholders who are interested in exercising their voting rights by sending Distance Voting Ballots, pursuant to CVM Resolution 81, may do so (i) by sending each of the Distance Voting Ballots directly to the Company, exclusively through the Digital Platform , as set forth below; or (ii) by sending completion instructions (a) to the Bookkeeping Agent; (b) to their respective custodian agents (if they provide this type of service); or (c) to the central custodian with which the shares are deposited.

If a shareholder choose to send the Distance Voting Ballots directly to the Company, he/she/it must

1.	Create a single registration with login and password at https://assembleia.ten.com.br/611119276; and

2.	Mark and confirm the votes on the “BVD” tab concerning each of the Distance Voting Ballots.

In all cases, to produce their effects, Distance Voting Ballots must be received in one of the forms set forth in this Meeting Notice and in the Management's Proposal, in full order and as set forth hereinabove, at least four (4) days before the date scheduled for the Meeting, that is, until April 24, 2025 (including this day). If the Distance Voting Ballots are received after the date pointed out above, the votes will not be counted.

Detailed information on the participation of the shareholder directly, by its legal representative or attorney-in-fact duly constituted, as well as the standards and procedures for participation and/or distance voting at the Meeting, including guidelines for sending the Voting Ballots and also guidelines on access to the Digital Platform and rules of conduct to be adopted at the Meeting are contained in the Management's Proposal.

Finally, the Company notes that the establishment of the Fiscal Council may be requested by shareholders who hold at least 2% of the voting capital stock, pursuant to article 4 of CVM Resolution No. 70.

Sao Paulo, March 28, 2025.

Renan Bergmann

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.